UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 30, 2005

Mr. Laurence Stephenson
Chief Executive Officer
Sutcliffe Resources Ltd.
625 Howe Street, Suite 420
Vancouver, British Columbia, Canada V6C 2T6

      Re:	Sutcliffe Resources, Ltd.
		Registration Statement on Form 20-F
      Filed October 13, 2005 and amended October 31, 2005
		File No. 0-51570

Dear Mr. Stephenson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from October
13, 2005, the date you first filed it. The Exchange Act reporting requirements become operative at that time.
Form 20-FR amendment 1

General
1. Where comments on one section also relate to disclosure in another
section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
2. Eliminate the excessive use of technical language.  For
example, on
page 17 you indicate the following: "The Harrison Lake property is
a
belt of ultramafic (igneous rock...) and metacolcanics and
metasediments...."  If necessary define technical terms in context or,
if not practicable, include a glossary defining such terms.
3. We note your disclosure on page 16 regarding 606896 B.C. Ltd.
and
International Millennium Mining Corporation. Please describe for us your dealings with these two entities. We may have further comments.
4. We also note your disclosure on page 14 regarding the two cease trade orders that were issued against you in 2000. Please tell us, in necessary detail, why the orders were issued. We may have further comments.
5. We note that you sold securities in private placements. Advise us whether any of such private placements took place in the United States, and, if so, disclose the exemption from registration upon which you relied.
Forward-Looking Statements, page 3
6. Revise the reference to the Private Securities Litigation
Reform
Act. Note that you cannot rely on the safe harbor provided by the PSLRA because you are subject to the "penny stock" rules of the Securities Exchange Act of 1934.
Key Information

Exchange Rates, page 7
7. Update the rates table to the latest practicable date.
Risk Factors, page 8

8. Eliminate language that mitigates the risk you present. State the risk directly and plainly, eliminating statements such as "there can be no assurance." Also, revise risk factor subheadings so that they clearly identify the risk to be discussed. Several of your risk factor captions are too vague and generic to adequately describe the risk that follows.

9. We note that you appear to have a going concern risk. Please add a separate risk factor that relates to the issue of your ability to continue to operate as a going concern.

10. We note your disclosure on page 35 regarding securities that you have issued, including escrow shares, options, and warrants.
Please
discuss in a risk factor the dilutive effect of such securities.

11. It appears that none of your officers and directors devotes
100%
of their professional time to your operations. We also note your disclosure regarding your lack of employees. Discuss in a risk factor how this situation affects your ability to operate as a business.

Operating and Financial Review and Prospects, page 18

Liquidity and Capital Resources, page 22

12. We note your disclosure regarding a $30,909 note due from a related party. It appears that this is the type of transaction that would need to be included in the Related Party Transaction section on page 32. Please revise.

Directors, Senior Management and Employees, page 25

13. Disclose the amount of time that each named individual devotes to your operations.

Compensation, page 27

14. You indicate that the table only includes your president and chief executive officer`s compensation because the compensation of your other executive officers does not exceed $100,000. Please note that
Item 6.B. of Form 20-F requires you to disclose the compensation of your directors and officers regardless of the compensation amount. Revise your compensation table accordingly.

Major Shareholders and Related Party Transactions

Significant Changes in Major Shareholders` Holdings, page 31

15. In response to this item, you have provided a cross-reference to
Item 6.E. Share Ownership and Table No. 9. However, these sections do not appear to provide the information required by Item 7.A.1(a) of Form 20-F. Please revise to include the required information.


Additional Information, page 35
16. We note your disclosure on page 73 regarding your issuance of 3,000,000 flow-through shares. Describe the characteristics of the flow-through shares so that the reader may better understand the nature of the security.
Controls and Procedures, page 45
17. This section indicates that "[t]here have been no significant changes in the Company`s internal controls or the occurrence of event or other factors that could significantly affect these controls." Revise to comply with Item 15 of Form 20-F. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release
No. 33-8238 for additional guidance. Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.
Audit Committee Financial Expert, page 45
18. Disclose whether or not the financial expert that has been identified by your audit committee is independent.

Auditors` Report, page 50

19. We note the inappropriate indication that the financial statements are presented in accordance with U.S. GAAP. The opinion paragraph should specify that the financial statements are presented in accordance with Canadian GAAP, consistent with disclosures elsewhere in the financial statements and at other locations in your filing. Please ask your auditor to call us to discuss this comment before you respond to this letter.

20. Include an updated auditors` consent under Item 10:G of Form
20-F
with your amended filing.

21. It is unclear whether the audit was conducted in accordance with
Canadian auditing standards as well as the standards of the Public Company Accounting Oversight Board (United States). If applicable, the second and fourth paragraphs of the auditor`s report will be impacted. See AuG-21.






Financial Statements

General

22. The comments below are applicable to the audited financial statements and the unaudited interim June 30, 2005 financial statements.

Mineral Property Acquisition Costs

23. Based on disclosures in Notes 3.c) and 11.g), it appears that you are not treating mineral property acquisition costs as tangible assets for U.S. GAAP purposes as called for by EITF 04-2. Please tell how you account for these costs for U.S. GAAP and provide us with details of these costs for the reporting periods after the implementation date of
      EITF 04-2.

United States Accounting Principles - Note 11

24. Please expand Note 11 to include an explanation of the difference between Canadian and US GAAP in accounting for income taxes.
Please
note that US GAAP requires the recordation of deferred tax assets and an offsetting allowance if the asset is not expected to be realized.

25. Please revise Note 11 to include disclosure that mineral property exploration costs are classified as operating cash flows under US GAAP rather than investment cash flows under Canadian GAAP. Include a reconciliation of Canadian GAAP operating and investing cash flows to
US GAAP amounts.

Engineering Comments

General

26. To the extent that the company web site contains disclosure about adjacent or other properties on which the company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:
"This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC`s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties."

27. For the property, provide the disclosures required by Industry Guide 7 (b). In particular, provide:
* The location, means of access to the property, and transportation from the property.
* A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
* A description of any work completed on the property and its` present condition.
* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
* Provide a description of equipment and other infrastructure facilities.
* The current state of exploration of the property.
* The total cost of the property has incurred to date and planned future costs.
* The source of power and water that can be utilized at the property.
* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.
Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

28. Insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact John Weitzel at (202) 551-3731 or, in his absence, Barry Stem, Senior Assistant Chief Accountant, at (202) 551-
3763 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to George Schuler, Mining Engineer, at (202) 551-
3718. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3707 with any other questions.

      Sincerely,


      H. Roger Schwall
      Assistant Director


cc:	J. Weitzel
	B. Stem
	G. Schuler
      C. Moncada-Terry

Mr. Laurence Stephenson
Sutcliffe Resources, Ltd.
November 30, 2005
Page 7